Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

March 31, 2020

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(UNAUDITED)

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$297,177	$293,484
Short-term Deposits	28,300	28,300
Accounts receivable, net	115,093	132,558
Inventories	172,511	168,504
Prepaid expenses	7,327	6,567
Other current assets	25,424	29,659
Total current assets	645,832	659,072
Non-current assets
Property, plant and equipment, net	191,534	189,706
Goodwill	385,409	385,658
Other intangible assets, net	81,523	87,328
Operating lease right-of-use assets	19,887	20,936
Other non-current assets	35,259	38,819
Total non-current assets	713,612	722,447
Total assets	$1,359,444	$1,381,519

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$34,189	$35,818
Accrued expenses and other current liabilities	33,750	28,528
Accrued compensation and related benefits	36,600	34,013
Deferred revenues	51,353	52,268
Operating lease liabilities - short term	9,254	9,292
Total current liabilities	165,146	159,919
Non-current liabilities
Deferred revenues - long-term	14,463	16,039
Operating lease liabilities - long term	11,057	12,445
Other non-current liabilities	28,988	35,343
Total non-current liabilities	54,508	63,827
Total liabilities	$219,654	$223,746
Contingencies (see note 11)
Redeemable non-controlling interests	537	622
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 54,799 thousands shares and 54,441 thousands shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively	149	148
Additional paid-in capital	2,711,830	2,706,894
Accumulated other comprehensive loss	(8,848)	(7,716)
Accumulated deficit	(1,563,878)	(1,542,175)
Total equity	1,139,253	1,157,151

Total liabilities and equity	$1,359,444	$1,381,519

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended March 31,
in thousands, except per share data	2020	2019
Net sales
Products	$83,172	$105,091
Services	49,735	50,209
	132,907	155,300
Cost of sales
Products	39,248	44,169
Services	33,789	34,674
	73,037	78,843
Gross profit	59,870	76,457

Operating expenses
Research and development, net	24,194	22,574
Selling, general and administrative	55,576	57,154
	79,770	79,728
Operating loss	(19,900)	(3,271)

Financial income (expenses), net	(829)	753

Loss before income taxes	(20,729)	(2,518)

Income tax expenses	221	1,218

Share in profits (losses) of associated companies	(838)	1,423

Net loss	$(21,788)	$(2,313)

Net loss attributable to non-controlling interests	(85)	(43)

Net loss attributable to Stratasys Ltd.	$(21,703)	$(2,270)

Net loss per ordinary share attributable to Stratasys Ltd - basic and diluted	$(0.40)	$(0.04)

Weighted average ordinary shares outstanding - basic and diluted	54,544	53,966

Comprehensive loss
Net loss	(21,788)	(2,313)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,954)	(427)
Unrealized gains on derivatives designated as cash flow hedges	822	995
Other comprehensive income (loss), net of tax	(1,132)	568
Comprehensive loss	(22,920)	(1,745)
Less: comprehensive loss attributable to non-controlling interests	(85)	(43)
Comprehensive loss attributable to Stratasys Ltd.	$(22,835)	$(1,702)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three Months Ended March 31, 2020 and 2019
	Ordinary Shares		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total
	Number of	Par
	shares	Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2019	54,441	148	2,706,894	(1,542,175)	(7,716)	1,157,151

Issuance of shares in connection with stock-based compensation plans	358	1	29	-	-	30

Stock-based compensation	-	-	4,907	-	-	4,907

Comprehensive loss	-	-	-	(21,703)	(1,132)	(22,835)
Balance as of March 31, 2020	54,799	$149	$2,711,830	$(1,563,878)	$(8,848)	$1,139,253

					Accumulated
	Ordinary Shares		Additional		Other
	Number of	Par	Paid-In	Accumulated	Comprehensive	Total
	shares	Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2018	53,881	146	2,681,048	(1,531,326)	(7,753)	1,142,115
Issuance of shares in connection with stock-based compensation plans	167	*	2,222	-	-	2,222
Stock-based compensation	-	-	4,229	-	-	4,229
Comprehensive loss	-	-	-	(2,270)	568	(1,702)
Balance as of March 31, 2019	54,048	$146	$2,687,499	$(1,533,596)	$(7,185)	$1,146,864

* Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Cash Flows
	Three Months Ended March 31,
in thousands	2020	2019

Cash flows from operating activities
Net loss	$(21,788)	$(2,313)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	12,457	12,700
Stock-based compensation	4,907	4,229
Foreign currency transaction loss (gain)	3,428	(210)
Deferred income taxes	(409)	(685)
Share in (profits) losses of associated companies	838	(1,423)
Other non-cash items, net	201	1,018

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	16,541	9,124
Inventories	(5,659)	(9,598)
Net investment in sales-type leases	400	1,052
Other current assets and prepaid expenses	3,119	(2,133)
Other non-current assets	902	(219)
Accounts payable	(3,086)	(2,805)
Other current liabilities	9,047	(5,172)
Deferred revenues	(2,154)	(781)
Other non-current liabilities	(7,470)	1,820
Net cash provided by operating activities	11,274	4,604

Cash flows from investing activities
Purchase of property and equipment	(6,291)	(6,114)
Net proceeds from divestitures of subsidiaries and associated companies	1,000	-
Investment in unconsolidated entities	-	(310)
Proceeds from sale of plant and property	-	118
Purchase of intangible assets	(413)	-
Other investing activities	206	577
Net cash used in investing activities	(5,498)	(5,729)

Cash flows from financing activities
Repayment of debt	-	(27,293)
Proceeds from exercise of stock options	30	2,222
Net cash provided by (used in) financing activities	30	(25,071)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,116)	878

Net change in cash, cash equivalents and restricted cash	3,690	(25,318)
Cash, cash equivalents and restricted cash, beginning of period	293,597	393,734

Cash, cash equivalents and restricted cash, end of period	$297,287	$368,416

Supplemental disclosures of cash flow information:
Transfer of inventory to fixed assets	832	1,028
Transfer of fixed assets to inventory	5	97

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a global provider of applied additive technology solutions for a broad range of industries. The Company focuses on customers’ business requirements and seeks to create new value for its customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Company operates a 3D printing ecosystem of solutions and expertise, comprised of: 3D printers ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”) based on precise fused deposition modeling (“FDM”) and PolyJet technologies; advanced materials for use with its 3D printers; software with voxel level control; application-based services; on-demand parts; and key partnerships.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on February 26, 2020.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in the Current Period

In August 2018, the FASB issued an Accounting Standard update (“ASU”) that clarifies the accounting for implementation costs in cloud computing arrangements. This ASU requires the implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customers in a software licensing arrangement. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements.

In June 2016, the FASB issued an ASU that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The ASU also requires that credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

Note 3. Revenues

Disaggregation of Revenues

The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue types for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019
	(U.S. $ in thousands)
Americas
Products	$48,244	$58,054
Service	38,329	38,444
Total Americas	86,573	96,498

EMEA
Products	20,747	28,085
Service	6,173	6,698
Total EMEA	26,920	34,783

Asia Pacific
Products	14,181	18,952
Service	5,233	5,067
Total Asia Pacific	19,414	24,019

Total Revenues	$132,907	$155,300

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognized for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019
	(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$83,172	$105,091
Services	10,644	31,435
Total revenues recognized in point in time	93,816	136,526

Revenues recognized over time from:
Services	39,091	18,774
Total revenues recognized over time	39,091	18,774

Total Revenues	$132,907	$155,300

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of March 31, 2020.

Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020	December 31, 2019
	U.S. $ in thousands
Deferred revenues*	65,816	68,307

*Includes $14.5 million and $16.0 million under long term deferred revenues in the Company's consolidated balance sheets as of March 31, 2020 and December 31, 2019, respectively.

Revenue recognized in the first quarter of 2020 that was included in the deferred revenue balance as of January 1, 2020 was $18.0 million.

Remaining Performance Obligations

Remaining Performance Obligations ("RPO") represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of March 31, 2020, the total RPO amounted to $90.8 million. The Company expects to recognize $74.4 million of this RPO during the next 12 months, $12.0 million over the subsequent 12 months and $4.4 million in the remainder thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of March 31, 2020 and December 31, 2019, the deferred commissions amounted to $4.0 million and $3.9 million, respectively.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Inventories

Inventories consisted of the following:

	March 31, 2020	December 31, 2019
	U.S. $ in thousands
Finished goods	$89,570	$87,967
Work-in-process	2,271	3,106
Raw materials	80,670	77,431
	172,511	168,504

Note 5. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the three-months ended March 31, 2020 were as follows:

U.S. $ in thousands
Goodwill as of January 1, 2020	$385,658
Foreign currency translation adjustments	(249)
Goodwill as of March 31, 2020	$385,409

During the fourth quarter of 2019, as part of the annual impairment test, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Following its quantitative assessment, the Company concluded that the fair value of its Stratasys-Objet reporting unit exceeded its carrying amount by approximately 8.7%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $386 million.

When evaluating the fair value of its Stratasys-Objet reporting unit the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into the valuation method. Key assumptions used to determine the estimated fair value include: (a) expected cash flows for five years following the assessment date which were based on, among other factors, expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value that utilized a terminal year growth rate of 3.1% that was determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on management’s best estimate of the after-tax weighted average cost of capital. If any of these were to vary materially from the Company's estimates, the Company could face impairment of goodwill allocated to this reporting unit in the future.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future.

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of Stratasys-Objet reporting unit by approximately $45 million and $81 million, respectively.

Based on the Company’s assessment as of December 31, 2019, no goodwill was determined to be impaired.

During the first quarter of 2020, the Company performed an analysis of the impact of recent events, including business and industry specific considerations, on the fair value of Stratasys-Objet reporting unit. As part of this analysis the Company considered the potential impacts of COVID-19 and the sensitivity of estimates and assumptions used in the last annual impairment test as well as changes in market capitalization. While the goodwill of the reporting unit is not currently impaired, there can be no assurances that goodwill will not be impaired in future periods. The Company will continue to monitor the impact of COVID-19 as well as events and changes in circumstances such as a deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes of the Company's cash flows projections.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Other Intangible Assets

Other intangible assets consisted of the following:

	March 31, 2020			December 31, 2019
	Carrying Amount, Net of Impairment	Accumulated Amortization	Net Book Value	Carrying Amount, Net of Impairment	Accumulated Amortization	Net Book Value
	U.S. $ in thousands
Developed technology	$299,242	$(256,077)	$43,165	$299,100	$(252,136)	$46,964
Patents	15,552	(7,421)	8,131	15,142	(7,067)	8,075
Trademarks and trade names	25,994	(20,256)	5,738	25,991	(19,966)	6,025
Customer relationships	102,847	(78,358)	24,489	102,936	(76,813)	26,123
Capitalized software development costs	18,489	(18,489)	-	18,630	(18,489)	141
	$462,124	$(380,601)	$81,523	$461,799	$(374,471)	$87,328

Amortization expense relating to intangible assets for the three-month periods ended March 31, 2020 and 2019 was approximately $6.2 million and $6.1 million, respectively. As of March 31, 2020, the estimated amortization expense relating to intangible assets for each of the following periods was as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining 9 months of 2020	$18,612
2021	24,699
2022	24,633
2023	7,698
Thereafter	5,881
Total	81,523

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 6. Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019
	In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted loss per share	$(21,703)	$(2,270)
Denominator:
Weighted average shares - denominator for basic and diluted net loss per share	54,544	53,966

Net loss per share attributable to Stratasys Ltd.
Basic	$(0.40)	$(0.04)
Diluted	$(0.40)	$(0.04)

The computation of diluted net loss per share excluded share awards of 5.3 million shares and 5.1 million shares for the three months ended March 31, 2020 and 2019, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Note 7. Income Taxes

The Company had a negative effective tax rate of 1.1% for the three-month periods ended March 31, 2020 compared to a negative effective tax rate of 48.4% for the three-month periods ended March 31, 2019, the Company’s effective tax rate as of March 31, 2020 was primarily impacted by the geographic mix of its earnings and losses, as well as a valuation allowance on losses of the Company's US subsidiaries.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.

The fair value hierarchy is categorized into three Levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Financial instruments measured at fair value

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	March 31, 2020	December 31, 2019
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$579	$63
Foreign exchange forward contracts designated as hedging instruments	1,558	315

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(351)	(388)
Foreign exchange forward contracts designated as hedging instruments	(747)	(326)
	$1,039	$(336)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, current and non-current receivables, net investment in sales-type leases, bank loan, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Derivative instruments and hedging activities

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
	Balance sheet location	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
			U. S. $ in thousands
Assets derivatives - Foreign exchange contracts, not designated as hedging instruments	Other current assets	$579	$63	$72,871	$11,001
Assets derivatives-Foreign exchange contracts, designated as cash flow hedge	Other current assets	1,558	315	54,701	25,045
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(351)	(388)	33,360	92,929
Liability derivatives - Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	(747)	(326)	32,870	45,262
		$1,039	$(336)	$193,802	$174,237

Foreign exchange contracts not designated as hedging instruments

As of March 31, 2020, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $106.2 million, and were used to reduce foreign currency exposures. With respect to such derivatives, gains of $1.5 million and of $1.2 million were recognized under financial income (expenses), net for the three-month periods ended March 31, 2020 and 2019, respectively. Such gains or losses partially offset the foreign currencies revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income (expenses), net.

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll

As of March 31, 2020, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of $36.6 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through March 2021.

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Revenue

As of March 31, 2020, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of Euro 45.0 million in USD. The Company transact business in U.S. Dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enter into these foreign exchange contracts to hedge a portion of our forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 10. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”) and performance stock units ("PSUs") were allocated as follows:

	Three Months Ended March 31,
	2020	2019
	U.S. $ in thousands
Cost of sales	$402	$354
Research and development, net	$1,556	759
Selling, general and administrative	$2,949	3,116
Total stock-based compensation expenses	$4,907	$4,229

A summary of the Company’s stock option activity for the three months ended March 31, 2020 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2020	1,961,532	$31.16
Granted	300,000	16.41
Forfeited	(49,371)	32.64
Options outstanding as of March 31, 2020	2,212,161	$29.13
Options exercisable as of March 31, 2020	1,625,889	$33.04

As of March 31, 2020, the unrecognized compensation cost of $3.6 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 1.8 years.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the three months ended March 31, 2020 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2020	2,362,991	$24.10
Granted	1,176,436	18.17
Vested	(361,118)	25.97
Forfeited	(127,520)	21.68
Unvested as of March 31, 2020	3,050,789	$21.69

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of March 31, 2020, the unrecognized compensation cost of $56.7 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 3 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the three months ended March 31, 2020 and 2019, respectively:

	Three months ended March 31, 2020
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2020	$(10)	$(7,706)	$(7,716)
Other comprehensive income (loss) before reclassifications	849	(1,954)	(1,105)
Amounts reclassified from accumulated other comprehensive loss	(27)	-	(27)
Other comprehensive income (loss)	822	(1,954)	(1,132)
Balance as of March 31, 2020	$812	$(9,660)	$(8,848)

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

	Three months ended March 31, 2019
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2019	$(627)	$(7,126)	$(7,753)
Other comprehensive income (loss) before reclassifications	1,011	(427)	584
Amounts reclassified from accumulated other comprehensive loss	(16)	-	(16)
Other comprehensive income (loss)	995	(427)	568
Balance as of March 31, 2019	$368	$(7,553)	$(7,185)

Note 11. Contingencies

Legal proceedings

The Company is a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.